Exhibit 99.1

CollPlant Announces Completion of the Third Closing of Alpha Investment

Ness Ziona, Israel, May 1, 2018 -- CollPlant (NASDAQ:CLGN, TASE: CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), today announced that it has completed the third and final closing of the investment agreement with Alpha Capital Anstalt.

Yehiel Tal, Chief Financial Officer: “With this last phase of investment, we are concluding a series of rounds of financing over the past seven months in CollPlant totaling approximately $8 million. These rounds were participated in by Alpha and our largest shareholders. The main use of proceeds of these funds were for the establishment of a new cGMP production facility in Israel, the investment in the development projects that we have with 3D bio-printing of tissues and organs, R&D, sales and marketing and working capital and general corporate purposes.”

At the third closing, the Company issued to Alpha a pre-paid warrant to purchase up to 9,921,482 ordinary shares represented by 198,430 American Depositary Shares (ADSs) and a warrant to purchase up to 49,607,407 ordinary shares represented by 992,149 ADSs, at an exercise price of NIS 36.14 per ADS ($10.07 per ADS), for gross proceeds of $1 million.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”) and/or Regulation D promulgated thereunder and, along with the ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on the development and commercialization of tissue repair products for orthobiologics and advanced wound care markets. The Company’s products are based on its rhCollagen (recombinant human collagen), which is produced with CollPlant’s proprietary plant-based genetic engineering technology. CollPlant’s products address indications for diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. The Company’s flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and the unique Vergenix™ line of rhCollagen products includes a soft tissue repair matrix to treat tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:	IR Contact

Eran Rotem	Amato and Partners, LLC
Deputy CEO and CFO	90 Park Avenue, 17th Floor
Tel: + 972-73-2325600/612	New York, NY 10016
Email: Eran@collplant.com	admin@amatoandpartners.com